[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]
July 25, 2008

(415) 393-8322	C 18861-00008

(415) 374-8461

VIA EDGAR, FACSIMILE AND MESSENGER
Kathleen Collins, Accounting Branch Chief
Patrick Gilmore, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc. Form 10-K for the Fiscal Year Ended December 29, 2007 Filed February 26, 2008 Definitive Proxy Statement Filed March 25, 2008 File No. 001-10606
Dear Ms. Collins and Mr. Gilmore:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), by this letter I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated July 21, 2008 (the “Comment Letter”), relating to (i) Cadence’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (the “2007 Form 10-K”) and (ii) Cadence’s Definitive Proxy Statement filed March 25, 2008 (the “Proxy Statement”). For ease of reference, the headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter. Cadence’s response is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
July 25, 2008

     This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.
Definitive Proxy Statement filed March 25, 2008
Compensation Discussion Analysis
Annual Cash Incentive Compensation, page 27
1.	We note your response to comment 7. In your response, you do not state whether the target bonuses established for your named executive officers for 2007 differed from the target bonuses specified in the officers’ employment agreements. Please tell us if the target bonuses for your officers for 2007 were those set forth in their employments agreements or whether the targets were modified by the compensation committee. If the latter, please tell us what the target bonuses were for 2007 and the specific factors the compensation committee considered in determining to modify the target bonuses from those set forth in the employment agreements. Please also confirm that you will include a similar discussion in future periods in which the target bonuses are modified from the disclosed figures.

As set forth on page 27 of the Proxy Statement, the Compensation Committee reviewed the target bonus amounts for Cadence’s named executive officers in February 2007 and did not make any changes for 2007. Accordingly, the target bonuses for Cadence’s named executive officers for 2007 were those set forth in their respective employment agreements, with the exception of the target bonus for Mr. William Porter, which was increased by the Compensation Committee most recently in 2006 as described on page 34 of the Proxy Statement. Mr. Porter’s target bonus was not further amended for 2007. In future filings, Cadence will include such disclosure in periods in which the target bonuses for the named executive officers are modified by the Compensation Committee from the disclosed figures, including factors the Compensation Committee considered in determining to modify any target bonus.
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Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
July 25, 2008

     As always, Cadence is available to discuss further its responses to the Staff’s comments. Cadence is planning to file its Quarterly Report on Form 10-Q for the second quarter of 2008 on or about July 29, 2008. Accordingly, Cadence respectfully requests that the Staff complete its review of this response letter as soon as practicable.
     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8322.

Sincerely,

/s/ Stewart L. McDowell

Stewart L. McDowell

cc:	Kevin S. Palatnik — Cadence Design Systems, Inc. James J. Cowie — Cadence Design Systems, Inc.